FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 25, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated February 25, 2004.

Item 1

ARM HOLDINGS PLC
ARM’s proposed acquisition of Triscend not to proceed

CAMBRIDGE, UK, 25 February 2004 - On 27 January 2004 ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announced that it had entered into an agreement for the acquisition of Triscend Corporation, a fabless semiconductor company specializing in ARM® core-based microcontrollers. The agreement included various representations and warranties given by Triscend and completion of the acquisition was additionally subject to fulfilment of certain conditions by Triscend, including approval by a majority of its shareholders.

As a consequence of developments since the signing and announcement of the agreement, ARM’s proposed acquisition of Triscend will not proceed. Triscend has informed ARM that it has received a competing offer for the business and, after due consideration, ARM has decided not to make a counter offer and the agreement has been terminated by mutual consent.

ARM fully intends to pursue its strategy of becoming the leading architecture in the emerging 32-bit microcontroller market and continues to work with Partners on their microcontroller opportunities.

-ends-

Contacts:

Warren East/Tim Score	ARM Holdings plc	+44 (0) 1223 400 432
Sarah Marsland/Juliet Clarke	Financial Dynamics	+44 (0) 207 831 3113

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2004

ARM HOLDINGS PLC.

By:	/s/ Tim Score

	Name:	Tim Score
	Title:	Chief Financial Officer